UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                      )
                                      )      Certificate Pursuant to Rule 24 and
C&T ENTERPRISES, INC., ET AL.         )      Release Nos. 35-27590 and
                                      )      35-27908 Under the
File Nos. 70-10023 and                )      Public Utility Holding Company
70-10185                              )      Act of 1935
(Public Utility Holding Company       )
Act of 1935)                          )


         On October 31, 2002, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27590 in File No. 70-10023, granting an exemption under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 ("PUHCA"), as amended, to C&T Enterprises ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack"), and Wilderness Area Utilities ("Wilderness") in relation to C&T's proposed acquisition of Valley Energy, Inc. ("Valley") (collectively, the "Applicants"). On November 4, 2004, the SEC issued an order, Release No. 35-27908 in File No. 70-10185, granting an exemption under Section 3(a)(1) of PUCHA to C&T, Tri-County and Claverack in relation to a corporate restructuring. The above-referenced orders required C&T to file certain information (as described in the orders) as well as the financial statements for C&T, Claverack, Tri-County and Valley under Rule 24 within 90 days of the close of the Applicants' fiscal year. With the exception of the financial statement of Tri-County, the information and requested financial statements in compliance with the orders were submitted on April 6, 2005. Due to delays, the following requested information is hereby submitted:

         1) Financial Statement of Tri-County for year ending December 31, 2004.

                            C&T Enterprises, Inc.

                            By:      /s/ Robert O. Toombs
                                     --------------------
                                     Robert O. Toombs
                                     Chief Executive Officer and President
                                     C&T Enterprises, Inc.
                                     1775 Industrial Boulevard
                                     Lewisburg, PA 17837

                            Date:    May 10, 2005

                            TRI-COUNTY RURAL ELECTRIC
                            -------------------------
                                COOPERATIVE, INC.
                                -----------------

                              FINANCIAL STATEMENTS
                              --------------------

                     YEARS ENDED DECEMBER 31, 2004 AND 2003
                     --------------------------------------

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the accompanying balance sheets of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2004 and 2003, and the related statements of revenue, equities, and cash flows for the years then ended. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. In accordance with Government Auditing Standards, we have also issued a report dated February 23, 2005, on our consideration of Tri-County Rural Electric Cooperative's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grants. That report is an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audits.



                                     Certified Public Accountants

February 23, 2005

                   Independent Auditors' Report on Compliance
                and on Internal Control Over Financial Reporting
                ------------------------------------------------

The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the financial statements of Tri-County Rural Electric Cooperative, Inc. as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 23, 2005. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States.

Compliance

As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we performed tests of Tri-County Rural Electric Cooperative, Inc.'s compliance with laws, regulations contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported under Government Auditing Standards.

Internal Control Over Financial Reporting

In planning and performing our audits, we considered Tri-County Rural Electric Cooperative's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the Board of Directors, management, the Rural Utilities Service, and supplemental lenders and is not intended to be and should not be used by anyone other than these specified parties. However, this report is a matter of public record and its distribution is not limited.



                                     Certified Public Accountants
February 23, 2005

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                 BALANCE SHEETS




                                                                                                   December 31,
                                                                                          - - - - - - - - - - - - - - - - - -
                                                                                                2004               2003
                                                                                                ----               ----

                                   ASSETS (Note 1)
                                   ------

ELECTRIC PLANT (Note 2):
    In service - at cost                                                                   $  63,320,583      $  60,168,131
    Construction work in progress                                                              1,495,482            843,437
                                                                                           -------------      -------------
                                                                                              64,816,065         61,011,568
    Less accumulated provisions for depreciation                                              17,489,021         16,408,880
                                                                                           -------------      -------------

                    TOTAL ELECTRIC PLANT                                                      47,327,044         44,602,688
                                                                                           -------------      -------------

OTHER ASSETS AND INVESTMENTS:
    Investments in and advances to associated organizations (Note 3)                           9,642,465          7,234,756
    Investment in and advances to subsidiary (Note 17)                                               -            3,568,258
    Investment in economic development project (Note 4)                                          106,443            118,177
    Non-utility property, net of accumulated depreciation of
        $13,902 and $45,647 for 2004 and 2003, respectively                                       36,734             37,998
                                                                                           -------------      -------------

                    TOTAL OTHER ASSETS AND INVESTMENTS                                         9,785,642         10,959,189
                                                                                           -------------      -------------

CURRENT ASSETS:
    Cash - general funds                                                                       1,588,280          1,814,935
    Accounts receivable (less accumulated provision for
        uncollectible accounts of $146,374 and $154,258 for
        2004 and 2003, respectively)                                                           1,728,761          2,148,369
    Materials and supplies (at average cost)                                                     495,381            496,008
    Other current and accrued assets                                                           1,721,648          1,683,752
                                                                                           -------------      -------------

                    TOTAL CURRENT ASSETS                                                       5,534,070          6,143,064
                                                                                           -------------      -------------

DEFERRED CHARGES (Note 6)                                                                        253,423            258,125
                                                                                           -------------      -------------

                                                                                           $  62,900,179      $  61,963,066
                                                                                           =============      ============


See accompanying summary of accounting policies and notes to financial statements.



                                                                                                   December 31,
                                                                                          - - - - - - - - - - - - - - - - - -
                                                                                                2004               2003
                                                                                                ----               ----


                            EQUITIES AND LIABILITIES
                            ------------------------
EQUITIES:
    Memberships                                                                            $     237,050      $     249,105
    Patronage capital (Note 8)                                                                15,704,814         17,153,611
    Other equities (Note 9)                                                                       64,413           (243,315)
                                                                                           -------------      -------------

                    TOTAL EQUITIES                                                            16,006,277         17,159,401
                                                                                           -------------      -------------

LONG-TERM DEBT:
    RUS mortgage notes, less current maturities (Note 10)                                            -               11,958
    CFC mortgage notes, less current maturities (Note 10)                                     37,800,866         40,986,723
    Other (Note 10)                                                                                  -              235,959
                                                                                           -------------      -------------

                    TOTAL LONG-TERM DEBT                                                      37,800,866         41,234,640
                                                                                           -------------      -------------

OTHER NON-CURRENT LIABILITIES:
    Accumulated postretirement benefit obligations (Note 11)                                     519,176            439,586
    Accumulated provision for storm damage                                                       350,000            250,000
                                                                                           -------------      -------------

                    TOTAL OTHER NON-CURRENT LIABILITIES                                          869,176            689,586
                                                                                           -------------      -------------

CURRENT LIABILITIES:
    Current maturities of long-term debt (Note 10)                                             6,282,285          1,089,092
    Accounts payable:
        Purchased power                                                                          848,988            850,489
        Other                                                                                    501,388            437,290
    Consumer deposits and prepayments                                                            113,021            111,415
    Other current and accrued liabilities                                                        408,989            325,357
                                                                                           -------------      -------------

                    TOTAL CURRENT LIABILITIES                                                  8,154,671          2,813,643
                                                                                           -------------      -------------

                    TOTAL LIABILITIES                                                         46,824,713         44,737,869
                                                                                           -------------      -------------

DEFERRED CREDITS (Note 12)                                                                        69,189             65,796
                                                                                           -------------      -------------

COMMITMENTS (Notes 11, 15 and 16)
                                                                                           $  62,900,179      $  61,963,066
                                                                                           =============      =============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                              STATEMENTS OF REVENUE




                                                                                                Year Ended December 31,
                                                                                          - - - - - - - - - - - - - - - - - -
                                                                                                2004               2003
                                                                                                ----               ----



OPERATING REVENUES                                                                         $  20,674,401      $  20,831,681
                                                                                           -------------      -------------

OPERATING EXPENSES:
    Cost of power                                                                             10,313,287          9,862,465
    Transmission expense                                                                           1,009              3,847
    Distribution - operations                                                                  1,273,403          1,108,010
    Distribution - maintenance                                                                 2,262,595          3,192,650
    Consumer accounts                                                                            924,407            866,176
    Sales                                                                                        318,846            295,599
    Administrative and general                                                                 1,483,372          1,448,820
    Depreciation                                                                               1,716,302          1,646,353
    Taxes                                                                                          1,005              7,479
    Interest - other                                                                             125,593             95,314
                                                                                           -------------      -------------

                    TOTAL OPERATING EXPENSES                                                  18,419,819         18,526,713
                                                                                           -------------      -------------

                    Operating margins before fixed charges                                     2,254,582          2,304,968

FIXED CHARGES -
    Interest on long-term debt                                                                 1,645,740          1,597,525
                                                                                           -------------      -------------

                    Operating margins after fixed charges                                        608,842            707,443

G & T AND OTHER CAPITAL CREDITS                                                                  182,145            129,046
                                                                                           -------------      -------------

                    Net operating margins                                                        790,987            836,489
                                                                                           -------------      -------------

NONOPERATING MARGINS:
    Interest income                                                                               62,532             55,775
    Other nonoperating (loss) income                                                             (13,137)            16,600
    Equity in earnings of subsidiary (Note 17)                                                   198,533            338,449
                                                                                           -------------      -------------

                    TOTAL NONOPERATING MARGINS                                                   247,928            410,824
                                                                                           -------------      -------------

NET MARGINS                                                                                $   1,038,915      $   1,247,313
                                                                                           =============      =============


See accompanying summary of accounting policies and notes to financial statements.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                             STATEMENTS OF EQUITIES
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003




                                                                                    Patronage           Other
                                                                Memberships          Capital           Equities
                                                             ----------------   ----------------   ----------------

BALANCE, at December 31, 2002                                $        265,575   $     16,450,563   $       (787,465)


    Membership fees cancelled                                         (16,470)               -                  -
    Net margins                                                           -            1,247,313                -
    Non-operating margins applied against
      prior year accumulated losses                                                     (539,870)           539,870
    Retirement of patronage capital                                       -               (4,395)               -
    Gain on early retirement of patronage
         capital                                                          -                  -                4,280
                                                             ----------------   ----------------   ----------------

BALANCE, at December 31, 2003                                         249,105         17,153,611           (243,315)


    Membership fees cancelled                                         (12,055)               -                  -
    Net margins                                                           -            1,038,915                -
    Contribution of stock of consolidated
     subsidiary to unconsolidated
     subsidiary (Note 16)                                                 -           (1,679,742)               -
    Non-operating margins applied against
      prior year accumulated losses                                       -             (307,728)           307,728
    Retirement of patronage capital                                       -             (500,242)               -
                                                             ----------------   ----------------   ----------------

BALANCE, at December 31, 2004                                $        237,050   $     15,704,814   $         64,413
                                                             ================   ================   ================


See accompanying summary of accounting policies and notes to financial statements.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                       STATEMENTS OF CASH FLOWS (NOTE 14)




                                                                                                Year Ended December 31,
                                                                                          - - - - - - - - - - - - - - - - - -
                                                                                                2004               2003
                                                                                                ----               ----

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net margins                                                                            $   1,038,915      $   1,247,313
                                                                                           -------------      -------------

    Adjustments to reconcile net margins to net cash
    provided by operating activities:
        Depreciation and amortization                                                          1,910,612          1,646,353
        G & T and other capital credits                                                         (186,877)          (129,046)
        Increase in accumulated postretirement benefit obligations                                73,300             84,836
        Change in accumulated provision for storm damage                                         100,000            250,000
        Gain on sale of assets                                                                    (3,706)               -
        Provision for losses on accounts receivable                                               14,265              8,139
        Change in operating assets and liabilities:
          Accounts receivable                                                                    405,343           (499,732)
          Material and supplies                                                                      627            (22,673)
          Current and accrued assets                                                             (37,896)          (223,226)
          Deferred charges                                                                         4,702            (25,872)
          Accounts payable                                                                        62,597             66,677
          Consumer deposits and prepayments                                                        1,606                967
          Current and accrued liabilities                                                         83,760            (64,012)
          Deferred credits                                                                         3,265             19,129
          Accumulated postretirement benefit obligation                                            6,290              3,600
                                                                                           -------------      -------------

                    Total adjustments                                                          2,437,888          1,115,140
                                                                                           -------------      -------------

                    Net cash provided by operating activities                                  3,476,803          2,362,453
                                                                                           -------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Extension and replacement of plant                                                        (4,228,067)        (2,719,771)
    Proceeds from sale of assets                                                                      30                -
    Plant removal cost                                                                          (215,084)          (182,452)
    Increase in invested funds                                                                  (507,459)          (388,495)
    Investment in and loans to/from related companies                                                -               19,304
                                                                                           -------------      -------------

                    Net cash used in investing activities                                     (4,950,580)        (3,271,414)
                                                                                           -------------      -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (repayments) under line of credit agreement                                   (19,615)         1,310,035
    Advances from RUS and CFC                                                                  3,000,000          1,531,551
    Reduction of long-term debt:
        RUS                                                                                      (35,875)           (56,879)
        CFC                                                                                     (944,732)        (1,206,851)
        Other                                                                                   (240,359)            (5,279)
    Membership fees                                                                              (12,055)           (16,470)
    Retirement of capital credits                                                               (500,242)              (115)
                                                                                           -------------      -------------

                    Net cash provided by financing activities                                  1,247,122          1,555,992
                                                                                           -------------      -------------

NET CHANGE IN CASH                                                                              (226,655)           647,031

CASH, at beginning of year                                                                     1,814,935          1,167,904
                                                                                           -------------      -------------

CASH, at end of year                                                                       $   1,588,280      $   1,814,935
                                                                                           =============      =============



See accompanying summary of accounting policies and notes to financial statements.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                         SUMMARY OF ACCOUNTING POLICIES

================================================================================


BUSINESS


       Tri-County Rural Electric Cooperative, Inc. is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. Financing assistance is provided by the U.S. Department of Agriculture, Rural Utilities Service (RUS) and, therefore, Tri-County is subject to certain rules and regulations imposed on rural electric borrowers. Tri-County is a distribution cooperative, providing electricity to its owner/members in northeastern Pennsylvania. Credit is granted for sales made.

       Tri-County maintains its accounting records in accordance with the Federal Energy Regulatory Commission's chart of accounts as modified and adopted by RUS.

       In the normal course of business, Tri-County Rural Electric Cooperative, Inc. is a party to financial instruments with off-balance sheet credit risk. These financial instruments include cash accounts in commercial banks located principally in or near Tioga County, Pennsylvania, and investments in associated organizations. The cash balances are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The investments in associated organizations are unsecured.

       Tri-County is committed to purchase substantially all of its electric power and energy requirements from a generation and transmission cooperative of which it is a member. Should this generation and transmission cooperative be unable to meet Tri-County's needs, management feels that other suppliers could meet these needs at comparable terms.


ASSETS HELD FOR SALE

       During 2003, Tri-County committed to contribute the common stock of Wilderness to C&T Enterprises as an additional equity contribution in accordance with C&T's organizational restructuring plan. This transfer was made as of January 1, 2004.

       As a result of this contribution, the investments in Wilderness Area Utilities, Inc. and Wellsboro Electric have been reclassified as assets held for sale in the accompanying 2003 financial statements. The value of these assets on the books of Tri-County has been added to the carrying value of the investment in C&T for 2004.


ELECTRIC PLANT AND DEPRECIATION

       Electric plant is stated at cost, which includes payroll and payroll related costs, transportation costs, and overhead. Cost does not include interest on funds used during construction. Depreciation of electric plant is computed using group composite straight-line rates.

       When electric plant is retired, its cost, together with the cost of removal less salvage, if any, is charged to the accumulated provision for depreciation.


REVENUE RECOGNITION

       Generally, consumers are billed based on kilowatt hours of electricity used. Revenue is recognized based upon billings.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                         SUMMARY OF ACCOUNTING POLICIES
                                   (Concluded)
================================================================================


RATES

       The Board of Directors of Tri-County has full authority to establish electric rates for its members subject to approval by RUS.


TAXES ON INCOME


       The Cooperative is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the accompanying financial statements reflect no provision for taxes on margins earned by Tri-County.


CASH AND CASH EQUIVALENTS

       For  purposes  of  the  statement  of  cash  flows,   all  highly  liquid
       investments with an original maturity of three months or less when purchased are considered to be cash equivalents.


UTILIZATION OF ESTIMATES

       Management of the organization uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.


ACCOUNTING FOR GOODWILL

       In July, 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets," which became effective January 1, 2002. The Statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized upon adoption of this standard, but instead be tested at least annually for impairment.

       As a result of the adoption of this statement, goodwill of $6,544,066 acquired in connection with the purchase of Wellsboro Electric ceased to amortized at January 1, 2002, resulting in the discontinuance of recognition of annual amortization of $218,135.

       This goodwill was included in the assets of the subsidiary transferred to C&T Enterprises, Inc. on January 1, 2004.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 1 - ASSETS PLEDGED

       Substantially all assets are pledged as security for the long-term debt to RUS and CFC.


NOTE 2 - ELECTRIC PLANT AND DEPRECIATION Listed below are the major classes of electric plant:
                                                     2004              2003
                                                -------------     -------------

       Distribution plant                       $  56,701,833     $  54,389,212
       Transmission plant                              88,865            88,865
       General plant                                6,529,885         5,690,054
                                                 ------------     -------------
       Electric plant in service                   63,320,583        60,168,131
       Construction work in progress                1,495,482           843,437
                                                 ------------     -------------

                                                $  64,816,065     $  61,011,568
                                                =============     =============

       Provision  has been  made for  depreciation  of  distribution  plant at a
       straight-line   composite   rate  of  2.76%  and  for   depreciation   of
       transmission plant at a straight-line composite rate of 2.75% per annum.

       General plant depreciation rates for Tri-County's general plant have been applied on a straight-line basis as follows:

       Structures                                       2.5%
       Transportation equipment                       14.39%
       Tools and work equipment                  5.0 - 13.5%
       Other equipment                          5.0 - 14.39%


       Depreciation expense totaled $1,910,612 and $1,837,283, for 2004 and 2003, respectively.


NOTE 3 - INVESTMENTS IN AND ADVANCES TO ASSOCIATED ORGANIZATIONS
       Investments in associated organizations, carried at stated value, consist of the following:




                                                                                    2004                2003
                                                                                -------------       --------------

       Patronage capital credits:
       Allegheny Electric Cooperative, Inc.                                     $   2,190,957       $    2,190,957
       National Rural Utilities Cooperative Finance Corporation                       303,223              272,096
       United Utility Supply Cooperative                                               96,799               94,298
       Touchstone Energy                                                                  226                  226
       National Information Solutions Cooperative                                      62,809               54,235
                                                                                -------------      ---------------

                                                                                    2,654,014            2,611,812
                                                                                =============       ==============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 3 - INVESTMENTS IN AND ADVANCES TO ASSOCIATED ORGANIZATIONS (Continued)




                                                                                  2004             2003
                                                                              ------------     ------------
       Capital term certificates of the National Rural
         Utilities Cooperative Finance Corporation:
           5% certificates                                                         664,475          664,475
           3% certificates                                                         172,750          172,750
           0% certificates                                                         495,393          192,339
                                                                              ------------     ------------

                                                                                 1,332,618        1,029,564
                                                                              ------------     ------------
       Other:
          C&T Enterprises, Inc.                                                  5,557,586        3,470,538
          Federated Insurance stock                                                 92,898           81,729
          New Century Enterprises stock                                               -              27,500
          Waste Water Project                                                         -               8,300
          Memberships                                                                5,349            5,312
                                                                              ------------     ------------

                                                                                 5,655,833        3,593,380
                                                                              ------------     ------------

                                                                              $  9,642,465     $  7,234,756
                                                                              ============     ============


       The investment in C&T Enterprises, Inc. increased by approximately $1.9 million during 2004. This increase is attributable to the addition of the carrying value of Tri-County's investment in Wilderness Area Utilities, Inc. as a result of the contribution of the stock of Wilderness to C&T, plus Tri-County's 50% share of C&T's earnings for the year.



NOTE 4 - INVESTMENT IN ECONOMIC DEVELOPMENT PROJECT

       During 1995, Tri-County received a $287,000 rural economic development loan from the Rural Utilities Service (RUS), pursuant to Section 313 of the Rural Electrification Act of 1936, as amended, and 7CFR Part 1703, Subpart B. The proceeds of this borrowing were lent to a local woodworking company.

       Generally, Section 313 of the Act provides zero interest loans and grants for the purpose of promoting rural economic development and rural job creation projects. The loans are to be repaid within ten years, with an option to defer the first payment for up to two years.

       The note and mortgage terms were renegotiated during December 2004. Tri-County's loan calls for monthly payments of $2,000 through December 2005, then equal payments of principal and interest for the remaining twelve years. The loan is secured by equipment and the personal guarantee of the stockholder of the woodworking company. Because the Company had not repaid the loan pursuant to the terms contained in the original agreement, an allowance for uncollectibility totaling approximately $113,900 has been provided at December 31, 2004. Despite this provision, the Cooperative is committed to vigorously pursuing the collection of the entire amount outstanding.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

       Cash and Cash Equivalents

       The carrying amount reported approximates fair value because of the short maturity of these financial instruments.

       Investments in Associated Organizations

       Fair values of investments in associated organizations are assumed to approximate carrying value due to the lack of a ready market.

       Rural Economic Development Notes Receivable and Payable

       The carrying amount of economic development notes receivable approximates fair value because they are substantially offset by economic development notes payable bearing similar terms.

       Long-Term Debt

       The carrying value of variable rate long-term debt approximates fair value because of the frequency at which the interest rate is reset.

       The carrying value of the fixed rate long-term debt approximates fair value despite the difference in rates because of the cost of complying with the additional regulations associated with obtaining and maintaining the debt.


NOTE 6 - DEFERRED CHARGES

       Deferred charges consist of the following:

                                                          2004            2003
                                                       ----------     ----------

       Prepayments and other                           $  253,423     $  258,125
                                                       ----------     ----------

                                                       $  253,423     $  258,125
                                                       ==========     ==========


NOTE 7 - IMPAIRMENT OF INTANGIBLE ASSETS

       As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, Tri-County is required to annually assess its goodwill to determine if any adverse conditions exist that would indicate impairment. As a result of this assessment, no impairment losses were recognized for 2003. The goodwill to which this pronouncement relates was included in the assets of the subsidiary transferred to C&T Enterprises, Inc. on January 1, 2004.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================



NOTE 8 - PATRONAGE CAPITAL




       Patronage capital consists of:
                                                                        2004              2003
                                                                    ------------       ------------

       Margins for the year                                         $  1,038,915       $  1,247,313
       Non-operating margins used to offset
         prior year losses                                               307,728            539,870
                                                                    ------------       ------------

       Margins assignable                                                731,187            707,443
       Assigned                                                       20,720,984         20,013,541
                                                                    ------------       ------------
                                                                      21,452,171         20,720,984
       Less:
            Contribution of stock of consolidated subsidiary
             to unconsolidated subsidiary                              1,679,742              -
            Retirements to date                                        4,067,615          3,567,373
                                                                    ------------       ------------
                                                                       5,747,357          3,567,373
                                                                    ------------       ------------

                                                                    $ 15,704,814       $ 17,153,611
                                                                    ============       ============

       Under the provisions of the Mortgage Agreement with RUS, until the equities equal or exceed 30% of the total assets of the Cooperative, the return to patrons of capital contributed is limited to 25% of the patronage capital or margins received by the Cooperative in the prior calendar year. The equities of the Cooperative exclusive of any equities attributable to subsidiaries represent 25.9% and 26.6% of the total assets of the Cooperative exclusive of any assets attributable to subsidiaries at December 31, 2004 and 2003, respectively. Patronage capital totaling $500,242 was retired in 2004.

       The Cooperative incurred a loss of $942,822 in 2001. This loss has been included in other equities because it is not allocable to Tri-County's members. Non-operating margins will not be allocated to members, but instead recognized as increases in other equities until such time as this loss has been offset.


NOTE 9 - OTHER EQUITIES

       Other equities consist of the following:




                                                                        2004               2003
                                                                    ------------       ------------

       Operating margins prior to 1948                              $     57,272       $     57,272
       Non-operating margins prior to 1964                                95,224             95,224
       Net loss from 2001                                               (942,822)          (942,822)
       Non-operating margins from 2004 applied
          against 2001 loss                                              307,728              -
       Non-operating margins from 2003 applied
          against 2001 loss                                              539,870            539,870
       Gain on retirement of capital credits                               7,141              7,141
                                                                    ------------       ------------

                                                                    $     64,413       $   (243,315)
                                                                    ============       ============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 10 - LONG-TERM DEBT
       Long-term debt consists of mortgage notes payable to the United States of America Rural Utilities Service (RUS) and the National Rural Utilities Cooperative Finance Corporation (CFC) and notes payable to the National Rural Electric Cooperative Association (NRECA). Following is a summary of long-term debt as of December 31, 2004 and 2003:




                                                                        2004               2003
                                                                    ------------       ------------

       RUS-
         0% economic development loan, payable $2,990
             monthly, maturing in 2005                              $     11,958       $     47,833
         Less current maturities                                          11,958             35,875
                                                                    ------------       ------------

                                                                    $     -            $     11,958
                                                                    ============       ============

       CFC:
         Lines of credit, payable interest only,
             through 2005                                           $  3,170,876       $  3,190,491
         7% notes, payable $6,490 quarterly, including
             interest, maturing at various dates through 2008             80,270             99,751
         2.55% note, payable $95,137 quarterly, including
             interest, through 2013                                   10,782,814          7,234,400
         6.15% notes, payable $97,022 quarterly, including
           interest, through 2027                                      3,587,232          3,748,462
         Intermediate term variable rate note, payable interest
             only through 2005, then due in full                       1,974,640          3,404,640
         Variable rate notes, payable $228,585 quarterly,
             including interest,  maturing at various dates
             through 2033.  $11,481,102 of Wilderness debt
             refinanced through C&T Enterprises in November 2003      24,475,361         24,357,796
                                                                    ------------       ------------
                                                                      44,071,193         42,035,540
                   Less current maturities                             6,270,327          1,048,817
                                                                    ------------       ------------

                                                                    $ 37,800,866       $ 40,986,723
                                                                    ============       ============

       NRECA (Note 11):
         8% note, payable $10,128 annually, including interest
             for 30 years.  18 annual payments remain.              $     -            $    102,508
         8% note, payable $8,767 annually, including interest
             for 30 years. 22 annual payments remain.                     -                  96,579
         8% note, payable $4,190 annually, including interest
             for 30 years. 17 annual payments remain.                     -                  41,272
                                                                    ------------       ------------

                                                                          -                 240,359
         Less current maturities                                          -                   4,400
                                                                    ------------       ------------

                                                                    $     -            $    235,959
                                                                    ============       ============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 10 - LONG-TERM DEBT (Continued)

       The aggregate amounts of long-term debt maturing in each of the next five years are as follows:
                                                RUS                CFC
                                         ---------------     ---------------
                                                 $                  $
                    2005                      11,958            6,270,327
                    2006                         -              1,210,745
                    2007                         -              1,074,315
                    2008                         -               922,750
                    2009                         -               956,957




       Lines of credit available and outstanding at December 31, 2004 are as follows-

                                                  AVAILABLE     OUTSTANDING
                                                  ---------     -----------

                      Tri-County               $  4,900,000    $  3,170,876


       Restrictions are imposed under the line of credit agreements including, among other things, maintenance of ratio requirements under existing long-term debt arrangements and limitations of total short-term indebtedness. The lines of credit available to Tri-County aren't due within the next year, therefore, they have been classified as long-term debt.

       Unadvanced portions of existing loan commitments were as follows at December 31, 2004-

                                                                   CFC
                                                    CFC        INTERMEDIATE
                                                 LONG-TERM         TERM
                                               ------------    ------------
                      Tri-County               $  6,143,843    $     35,819


       Tri-County is required by mortgage covenants to maintain certain levels of interest coverage and annual debt service coverage. Tri-County is in compliance with such requirements at December 31, 2004 and 2003.

       A portion of Tri-County's long-term debt with CFC is at variable interest rates and is therefore subject to various market and interest rate fluctuations.

       During 2003, the $4.1 million of RUS long-term mortgage notes remaining on Tri-County's books at December 31, 2002 were replaced with a comparable amount of CFC long-term mortgage notes.


NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

       Substantially all union employees of Tri-County participate in the National Rural Electric Cooperative Association (NRECA) Retirement & Security Program, a defined benefit multi-employer pension plan qualified under Section 401 and tax exempt under Section 501(a) of the Internal Revenue Code. The Cooperative makes annual contributions to the Program equal to the amounts accrued for pension expense except for the period when a moratorium on contributions is in effect.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Continued)

       In this multi-employer plan, which is available to all member cooperatives of NRECA, the accumulated benefits and plan assets are not determined or allocated separately by individual employer. The total pension expense for 2004 and 2003 was $202,259 and $191,818, respectively, for Tri-County.

       In addition, Tri-County has assumed total past service liabilities of $174,070 by upgrading benefits at an annual cost of $14,317 including interest at 8%, over a 30-year amortization schedule. The Cooperative has assumed additional past service liabilities of $22,930 by upgrading benefits. This amount is to be paid in five annual installments.

       During 1995, Tri-County offered an early retirement incentive to employees who had achieved a specified age and length of service. A part of the incentive was the elimination of any decrease in pension distributions because of early retirement. To accomplish this, Tri-County assumed a future service liability of $106,587, which will be repaid at an annual cost of $8,767, including interest at 8%, over a 30 year amortization schedule. During 1998, Tri-County once again assumed a future service liability of $225,358 as a result of an early retirement incentive.

       Tri-County also maintains a 401(k) plan for all qualified employees, and matches a portion of employee contributions. During 2004 and 2003, Tri-County contributions to this plan totaled $63,670 and $55,195, respectively.

       As discussed more fully in Note 16, Tri-County purchases all non-union employee services from C&T Enterprises, Inc. The pension benefits for these employees are the responsibility of C&T and are built into the cost charged for their services.

       Postretirement medical benefits are provided to retirees and retirees' eligible dependents for both companies. Generally, the Cooperative pays for 100% of the premiums for this coverage from age 62 through 64. The Cooperative has also agreed to assume responsibility for the postretirement medical benefits to be provided to the non-union employees whose services have been purchased from C&T Enterprises.

       The accounting for these postretirement benefits is addressed in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions". This Standard requires the accrual method of accounting for postretirement health care and life insurance benefits based upon actuarially determined costs to be recognized over the period the employee provides service. These benefits had previously been recognized as expenses when paid.

       The funded status and components of net periodic benefit costs for the postretirement benefit plans currently in effect are as follows at December 31, 2004:
                                                          Tri-County
                                                          ----------
                                                    Union          Allocation
                                                  Employees        from C&T
                                                  -----------     -----------

       Benefit obligation and funded status       $   194,450     $   298,600
                                                  ===========     ===========

       Accrued benefit cost                       $     6,100     $    69,700
                                                  ===========     ===========


       For measurement purposes, health care costs were projected to increase by 14% in 2004, with the annual increase decreasing gradually to 6.5% by 2012 and thereafter. A discount rate of 6.75% was used for each entity.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 12 - DEFERRED CREDITS

       Deferred credits consist of the following:
                                                    2004              2003
                                                 -----------       -----------

       Consumer energy prepayments                $  69,189         $  65,796
                                                  ---------         ---------

                                                  $  69,189         $  65,796
                                                  =========         =========

NOTE 13 - TAXES ON INCOME

       Provision for federal and state taxes in the consolidated statements of revenue are made up of the following components:




                                                                      2004             2003
                                                                   ----------       ----------
       Current:
          Federal                                                  $    -           $   43,771
          State                                                         -                1,420
                                                                   ----------       ----------

                                                                        -               45,191
                                                                   ----------       ----------
       Deferred:
          Federal                                                       -               46,014
          State                                                         -               27,642
                                                                   ----------       ----------

                                                                        -               73,656
                                                                   ----------       ----------
       Total                                                            -              118,847
       Less amount included in equity of earnings in subsidiary         -              118,847
                                                                   ----------       ----------

       Total taxes on income                                       $    -           $    -
                                                                   ==========       ==========

       The effective tax rate on income before taxes is different than the federal statutory rate. The reasons for this were the surtax exemption, state taxes and permanent and timing differences. Deferred tax liabilities result from timing differences in the recognition of revenue and expense, primarily depreciation.

       At December 31, 2003, Wilderness and Wellsboro have remaining approximately $2.0 million in net operating losses available to be carried forward to offset against future years' consolidated taxable income. These carry forwards expire in 2022. At December 31, 2003, a valuation allowance of approximately $116,000 was set up to provide for that portion of the deferred tax asset not expected to be realized in future years.


NOTE 14 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

       The following cash payments were made for the years ended December 31, 2004 and 2003:

                                                   2004              2003
                                              -------------     -------------

       Interest                               $   1,686,479     $   2,291,503
                                              =============     =============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 15 - COMMITMENTS

       Wholesale Power Agreements -

       Under its wholesale power agreement, Tri-County is committed to purchase its electric power and energy requirements from Allegheny Electric Cooperative, Inc. The rates paid for such purchases are subject to periodic review.

       Retail Wheeling Legislation -

       On December 3, 1996, Pennsylvania's "Electricity Generation Customer Choice and Competition Act" was signed into law. Beginning in 1999, this Act enabled the Cooperative's member consumers to choose the power supplier from which they buy electricity. The effects of this Act on the Cooperative remain undeterminable.

       Disaster Relief -

       The Cooperative received Federal disaster relief as a result of a major storm in its service territory during 2003. This aid is subject to financial and compliance audits by the grantor agencies of the Federal government. Disallowances, if any, as a result of these audits may become liabilities of the Cooperative. Management believes that no material disallowances will result from audits by grantor agencies.


NOTE 16 - RELATIONSHIP WITH C&T ENTERPRISES, INC.

       C&T Enterprises, Inc. was formed by Claverack Rural Electric Cooperative, Inc. and Tri-County in February 1999 to purchase the common stock of Citizens Electric Company. In November 2002, C&T acquired the assets of Valley Cities Gas through its subsidiary Valley Energy for approximately $16.3 million. Under the terms of the asset purchase agreement, Valley Energy may be required to make additional payments to the seller totaling a maximum of $3 million if certain rate relief is successfully obtained from Valley Energy's regulators.

       Tri-County has guaranteed approximately $12 million of C&T debt at December 31, 2004.

       Effective January 1, 2003, Tri-County entered into a three-year management contract with C&T Enterprises, Inc. (C&T). Under the terms of the contract, the Cooperative is to receive management, communication, marketing, engineering, operational and other essential business services from C&T. All non-union employees of Tri-County remain employees of C&T.

       Generally, the contract calls for the Cooperative to reimburse C&T, on a monthly basis, for the full cost of all employees used, plus an administrative charge. The total charges recognized during 2004 and 2003 pursuant to this contract totaled approximately $2,231,247 and $1,675,000, respectively.

       During 2003, C&T began an organizational restructuring plan designed to bring all of the subsidiaries of Claverack and Tri-County under the ownership and control of C&T. In accordance with this plan, Claverack contributed the outstanding common stock of Susquehanna Energy, Inc. to C&T on January 1, 2003.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Concluded)
================================================================================


NOTE 16 - RELATIONSHIP WITH C&T ENTERPRISES, INC.  (Continued)

       Tri-County  committed  to  contribute  the  outstanding  common  stock of
       Wilderness Area Utilities, Inc. to C&T, and did so on January 1, 2004 after receiving the necessary approvals from the Public Utility Commission and the Securities and Exchange Commission.


NOTE 17 - INVESTMENT IN AND ADVANCES TO SUBSIDIARY

       Investments in and advances to subsidiary at December 31, 2003 consist of advances to and investments in Wilderness Area Utilities, Inc. and its wholly-owned subsidiary, Wellsboro Electric Company. As more fully described in Note 16, this stock was transferred to C&T Enterprises, Inc. on January 1, 2004.

       During 2003, Tri-County committed to contribute the common stock of Wilderness to C&T Enterprises as an additional equity contribution in accordance with C&T's organizational restructuring plan. This transfer was made as of January 1, 2004. As a result of this commitment, the investments in Wilderness Area Utilities, Inc. and Wellsboro Electric, which were previously consolidated, have been reclassified as assets held for sale in the accompanying 2003 financial statements. The value of these assets on the books of Tri-County has been added to the carrying value of the investment in C&T for 2004.